FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

CARDERO RESOURCE CORP. (the “Issuer”)

Suite 1901, 1177 West Hastings Street

Vancouver, B.C.

V6E 2K3

Item 2.	Date of Material Change

January 23, 2007

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change disclosed in this report is January 23, 2007.  The press release was issued in Vancouver, British Columbia through the facilities of the Toronto Stock Exchange, Canada Stockwatch and Market News Publishing.

Item 4.	Summary of Material Change

The Issuer has completed the brokered private placement portion of the private placement announced on December 20, 2006.  The Issuer placed 2,200,000 units at a price of $1.50 per unit for gross proceeds of $3,300,000.

Item 5.	Full Description of Material Change

On January 23, 2007 the Issuer completed the brokered portion of the private placement announced on December 20, 2006 (the “Offering”).  The Issuer placed 2,200,000 units at a price of $1.50 per unit for gross proceeds of $3,300,000.  Each unit consisted of one common share and one-half of a transferable common share purchase warrant.  Each full warrant entitles the holder, on exercise, to purchase one additional common share at a price of $2.00 until July 23, 2008.

The agent in the Offering was paid a 7% commission, a portion of which was paid through the issuance of 89,000 units having the same terms as the units in the Offering.  In addition, the agent received 176,000 compensation options.  Each compensation option entitles the agent to purchase one common share of the Issuer at a price of $1.75 until July 23, 2008.  The agent was also paid a corporate finance fee of $15,000 (plus applicable taxes).

All securities issued in the Offering are subject to a hold period in Canada until May 24, 2007.

The net proceeds from the Offering are intended to be used to fund exploration programs on the Issuer’s exploration projects in Peru, Argentina and Mexico, for ongoing mineral property investigations and potential acquisitions, and for general working capital.

None of the foregoing securities have been and, nor will they be, registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

All of the Issuer’s Canadian public disclosure filings may be accessed via www.sedar.com and its United States disclosure filings via www.sec.gov and readers are urged to review these materials, including the technical reports filed with respect to the Issuer’s mineral properties.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this material change report, which has been prepared by management.

This material change report does not constitute an offer to sell, or a solicitation of an offer to sell, any of the foregoing securities in the United States.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Marla K. Ritchie, Corporate Secretary

Business Telephone No.:  (604) 408-7488 Ext. 236

Item 9.	Date of Report

February 5, 2007